December 19, 2014

Mr. Brad Skinner,
Senior Assistant Chief Accountant,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	BP p.l.c. Form 6-K for Fiscal Quarter Ended September 30, 2014

Dear Mr. Horowitz,

I refer to your comment letter dated December 17, 2014 to Dr. Brian Gilvary of BP p.l.c. (the “Company”) and my telephone call with Jennifer O’Brien on December 19, 2014 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by January 23, 2015.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:	Ethan Horowitz, Branch Chief
Jennifer O’Brien, Staff Accountant
(Securities and Exchange Commission)

Dr. Brian Gilvary
(BP p.l.c.)